March 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. David Link

Re:    Colonnade Acquisition Corp. II

                    Registration Statement on Form S-1

                    Filed February 12, 2021, as amended

                    File No. 333-253091

Dear Mr. Link,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Colonnade Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Tuesday, March 9, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 200 copies of the Preliminary Prospectuses dated March 3, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Mark Zanoli
Name:	Mark Zanoli
Title:	Vice Chairman

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director